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                                                                                              Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30

	2000	1999
	(In Millions)
Earnings:
Earnings before income taxes, extraordinary item
and cumulative effect of accounting change	$ 541	$ 1,739
Fixed charges, from below	841	905
Undistributed (earnings) losses of affiliates	4	(26)
Interest capitalized	(57)	(56)

Earnings	$ 1,329	$ 2,562
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Fixed charges:

Interest expense	$ 293	$ 273
Preferred stock dividend requirements	69	152
Portion of rental expense representative
of the interest factor	479	480

Fixed charges	$ 841	$ 905
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Ratio of earnings to fixed charges	1.58	2.83
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